Trunkbow International Holdings Limited
Unit 1217-1218, 12 F of Tower B, Gemdale Plaza
No. 91 Jianguo Road, Chaoyang District, Beijing, PRC

December 6, 2011

Stephen Krikorian
Accounting Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Trunkbow International Holdings Limited
Form 10-K for the Fiscal Year Ended December 31, 2010 Filed March 31, 2011 Form 10-Q for the Quarterly Period Ended September 30, 2011 Filed November 14, 2011 File No. 001-35058

Dear Mr. Krikorian:

Trunkbow International Holdings Limited (“We” or the “Company”) is hereby responding to comments issued by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by comment letter dated November 23, 2011 (the “Comment Letter”). The following consists of the Company’s responses to the Comment Letter in identical numerical sequence. In order to facilitate your review, we have restated and responded, to each of the comments set forth in the Comment Letter, on a point-by-point basis.  The numbered paragraphs set forth below correspond to the numbered paragraphs in the Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2010

Business

Corporate Structure, page 3

1.
We note your disclosure on page 24 that Trunkbow Technologies represented 11.7% of your 2010 revenue and no longer accounts for any of your new business.  We also note that Delixunda had no operations prior to February 10, 2011.  Please tell us more about which entities generate your revenue. If revenue is being generated by Trunkbow Shezhen or Trunkbow Shandong, exclusive of your VIE’s, please confirm that there are no PRC restrictions on these subsidiaries ability to engage in their respective businesses.

Response: The 11.7% revenue was from Trunkbow Technologies because Delixunda was not consolidated until March 10, 2011. Approximately 88.3% of consolidated revenue for the year ended December 31, 2010 was from Trunkbow Shandong, less than 1% from Trunkbow Shenzhen. We are not aware of any PRC restrictions on either of those subsidiary’s ability to engage in its respective businesses.

Risk Factors

Risks Associated with Doing Business in Greater China, page 22

2.
We note your disclosure on page 26 of your Form 10-Q for the Quarterly Period Ended September 30, 2011 that your equity interest pledge agreements have not been registered with the relevant PRC authorities.  Please tell us how you considered including risk factor disclosures explaining that until such agreements are registered the company may have limited recourse against the shareholders of your various VIEs should they default on their obligations.

Response:  Since the VIEs are not material to the consolidated revenue and net income, we did not include this risk factor disclosure explaining that until such agreements are registered the company may have limited recourse against the shareholders of our various VIEs should they default on their obligations. In light of our responses to Comments 10 and 11 below, however, we will provide disclosure regarding this issue in future filings.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Fiscal Years Ended December 31, 2010 versus 2009, page 39

3.
We note your disclosure of EBIT. Please tell us how you considered the disclosures required by Item 10(e)(1)(i) of Regulation S-K.  Also see Question 103.02 of our Compliance and Disclosure Interpretations relating to non-GAAP financial measures at http://sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Response:  Our references to “EBIT” were actually intended to be references to “Income from Operations,” a GAAP financial measure which is contained in our consolidated financial statement.  In future filings, our terminology will refer solely to the captions concerning a GAAP financial measure or we will provide the reconciliations and explanations contained in Item 10(e)(1)(i) of Regulation S-K in light of the Staff’s guidance contained in the referenced Compliance and Disclosure Interpretations.

Liquidity and Capital Resources, page 41

General

4.
Please include disclosure in future filings addressing how earnings are transferred from your PRC subsidiaries and consolidated affiliated entities to your companies that are outside of the PRC (e.g., dividend payments). In this respect, describe how earnings of the consolidated affiliated entities flow through your organizational structure as outlined on page 4. Include in your response your proposed revised disclosure.

Response: We will include the following in our future filings addressing how earnings are transferred from our PRC subsidiaries and consolidated affiliated entities to companies that are outside of the PRC.

“We are a holding company and conduct our operations primarily through our subsidiaries and VIEs in the PRC. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries and VIEs. The VIEs’ earnings are transferred to our subsidiaries in the form of payments under the technology support and related consulting agreements. If our subsidiaries incur debt on their own behalf, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with accounting standards and regulations applicable to such subsidiaries. As of December 31, 2010, our PRC subsidiaries and VIE had aggregate unappropriated earnings of approximately $21.1 million that were available for distribution. These unappropriated earnings are considered to be indefinitely reinvested, and will be subject to PRC dividend withholding taxes upon distribution.

Under PRC law, each of our PRC subsidiaries must set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of our PRC subsidiaries with foreign investments must also set aside a portion of its after-tax profits to fund an employee welfare fund at the discretion of the board. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, companies may not distribute the reserve funds as cash dividends except upon a liquidation of these subsidiaries. In addition, dividend payments from our PRC subsidiaries could be delayed as we may only distribute such dividends upon completion of annual audits of the subsidiaries.”

5.
Please include disclosure in future filings to address the dividend and other loan restrictions that could impact your ability to meet the company’s cash obligations.  In this regard, we note your risk factor disclosures on page 25 and 28.  We also note that PRC laws and regulations permit dividend payments from your PRC subsidiary only out of their accumulated after-tax profits as determined in accordance with PRC accounting standards and regulations. Please tell us and disclose any significant differences between retained earnings as calculated pursuant to PRC accounting standards and regulations as compared to retained earnings presented in your financial statements.  Include in your response your proposed revised disclosure.

Response: As our operations are principally based in the PRC, our non-PRC consolidated entities do not have material cash obligations and we do not believe it to be a material restriction. If the nature of the businesses of our non-PRC consolidated entities changes in the future resulting in a need for material cash transfers to them, we will ensure that appropriate disclosure is included in future filings. For our PRC consolidated entities, we intend to include the following disclosures in future filings to address the dividend and other loan restrictions that could impact our ability to meet the company’s cash obligations.

“We may rely on dividends and other distributions from our subsidiaries in China to fund our cash and financing requirements, and any limitation on the ability of our subsidiaries to make payments to us could materially adversely affect our ability to conduct our business.

As an offshore holding company, we may rely principally on dividends from our subsidiaries in China for our cash requirements, including to pay dividends or make other distributions to our shareholders or to service our debt we may incur and to pay our operating expenses. The payment of dividends by entities organized in China is subject to limitations. In particular, the PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, as determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside a certain amount of its after-tax profits each year, if any, to fund certain statutory reserves. These reserves are not distributable as cash dividends.

If our subsidiaries in China incur debt on their own behalf, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. Any limitation on the ability of our subsidiaries to distribute dividends or other payments to us could materially adversely limit our ability to grow, make investments or acquisitions, pay dividends and otherwise fund and conduct our business.”

There is no material difference between retained earnings as calculated pursuant to PRC accounting standards and regulations as compared to retained earnings presented in our financial statements pursuant to US standards and regulations because we apply the same standards on recognizing our revenue and charging our expenses, although the names, titles or sequences of the standards are different.

6.
We note from your risk factor disclosures on pages 26 and 29 that the RMB is not freely convertible into foreign currencies, which may restrict your PRC subsidiaries and consolidated affiliated entities from remitting sufficient foreign currency to pay dividends or remit loans to the company.  Please revise your disclosures in future filings to explain what impact such restrictions may have on the flow of cash from your PRC entities and how this may impact your operations and liquidity.  Include in your response your proposed revised disclosure. See Item 303(A)(1) of Regulation S-K.

Response: we intend to include the following disclosures in future filings to explain what impact such restrictions may have on the flow of cash from our PRC entities and how this may impact our operations and liquidity.

“Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Nevada holding company primarily relies on dividend payments from our wholly-owned PRC subsidiaries in China to fund any cash and financing requirements we may have.

Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval by complying with certain procedural requirements. Therefore, our wholly-owned PRC subsidiaries may pay dividends in foreign currency to us without pre-approval from SAFE. However, approval from or registration with competent government authorities is required where the Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. With the prior approval from SAFE, cash generated from the operations of our PRC subsidiary may be used to pay off debt they owe to entities outside China in a currency other than the Renminbi. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders.”

Controls and Procedures, page 43

General

7.
We note that you conduct a significant portion of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, please address the following:

•
In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to assess financial reporting risks that are relevant to all locations where you have operations.

Response: Approximately 88.3% and 98.6% of consolidated revenue for the twelve months of December 31, 2010 and nine months of September 30, 2011, respectively, was from Trunkbow Shandong. We have two operating subsidiaries and two VIEs, located in Beijing, Jinan and Shenzhen. Each entity has its own finance and administration employees in local offices, but the same engineers and sales staff cover all four entities.

Each entity has its own finance team, including accounting supervisor, accountants and cashier. The local finance team are responsible for each entity’s bookkeeping and reporting. All finance teams use the same ERP (enterprise resource planning) system to ensure that the finance reporting manager, finance director and CFO can review the financials anytime online. The financial reporting manager reviews on a weekly basis, financial director and CFO on a monthly basis to ensure proper recording and reporting.

•	If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

Response: We do not have an internal audit function now, although we are currently recruiting internal control employees to establish the department.

•
If you maintain your books and records of your foreign subsidiaries in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

Response: We keep our books and records of our foreign operating subsidiaries in accordance with PRC GAAP.

•
If you do not maintain the books and records of your foreign subsidiaries in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

Response: We keep our books and records of our operating subsidiaries in accordance with PRC GAAP because they are located in the PRC and it is required by the Chinese government. At each reporting period, we reconcile the financial statements from PRC GAAP to US GAAP.

The CFO and financial reporting manager have extensive experience and are knowledgeable both in PRC and US GAAP. We identify significant accounting policies and study through every policy to make sure that the accounting policies used in the preparation of the financial statements are consistent with the companies’ applicable financial reporting framework. At the same time, after the book of each subsidiary is closed, a detail trial balance will be generated automatically by the financial software. Based on the detailed trial balance, the financial reporting manager makes reclassification adjustment so as to convert the PRC GAAP to US GAAP. The GAAP differences we have are only on reclassification of several expense items among G&A, Finance Expenses, Interest Income and Other Expenses. After the conversion and consolidation is completed, the CFO reviews the process consisting of analyzing the draft financial statements and related footnote disclosures.

8.
We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

•	what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;

•	what relevant education and ongoing training he or she has had relating to U.S. GAAP;

•	the nature of his or her contractual or other relationship to you;

•	whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

•
about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

Response:

CFO: U.S. Certified Public Accountant, reviewing financial statements, supervising and approving on significant transactions; accessing risk and key control, reporting to the board and audit committee quarterly on latest financial results and communications with the auditor.

Before the CFO joined the Company, she had over 6 years of auditing experience in Deloitte China. During her employment with Deloitte, she was in charge of various engagements from small-sized WFOEs to multi-billion companies reporting in different GAAPs including PRC, HK, IFRS and US GAAPs. Her responsibilities included preparing financial statements, auditing financial statements (not in the same engagement with preparing financial statements), reconciling financial statements between different GAAPs, evaluating effectiveness of the internal control over financial reporting, and reviewing listing documents under different regulations. Afterwards, she joined Bernstein & Pinchuk, a CPA firm which specialized in US audits and other advisory services. During her 18 months with Bernstein & Pinchuk, she was in charge of audit on Chinese companies in accordance with US GAAP. Her responsibilities were similar with those in Deloitte.

The CFO got her bachelor’s degree in accounting in Guangdong University of Foreign Studies, where she was educated by international standards including IFRS and US GAAP. After she left the CPA firms, she continued to attend professional training and technical updates organized by professional entities as part of her ongoing education. Recently, she registered for the 2011 Year-end SEC Conference, where US regulators, thought leaders from the Big 4 and industry panelists come together to provide attendees with a pivotal update on US financial reporting. At the same time, as a US CPA, she is also taking the required CPE courses to maintain the license.

Financial director: joined the Company in 2001, responsible for reviewing contracts and financial statements, approving on all payments, communicating with banks and local governments, and treasury management. She got her B.A. in Business Management from Shenzhen University in 2005. Financial director has a deep understanding of the Company’s business and operations and can easily identify risk in each transaction. She performs detail review on financial documents and reports to the CFO on any unusual transactions.

Financial reporting manager: CPA of the PRC, responsible for reviewing bookkeeping and preparing consolidated financial statements. She obtained her master degree in accounting from University of International Business and Economics. After graduation, she worked in Deloitte China Audit department for five years. During her employment with Deloitte, she was involved in PRC, US and HK IPO audit, statutory annual audit and quarter review on private and public companies. After she left Deloitte and joined the Company, she maintains continuous connection with Deloitte and is often invited for their technical training and updates. Meanwhile, other Big 4 accounting firms also send out invitations to her for various professional conferences and meetings.

Form 10-Q for the Quarterly Period Ended September 30, 2011

Note 26 – Variable Interest Entities, page 25

9.
We note the disclosures provided in the “Variable Interest Entities” footnote.  Please confirm that you will provide similar disclosure in future Form 10-K filings as updated by our comments noted below.  As part of your response, please also confirm that you will update this disclosure to address the contractual arrangements with Delixunda. Please include in your response your proposed revised disclosure.

Response:  We will include similar disclosure in future Form 10-K filings as updated by our responses to Comments 10 and 11 below, which include our proposed revised disclosure.

10.
We note your disclosure on page 24 of your Form 10-K for the Fiscal Year Ended December 31, 2010 that you concluded that you are the primary beneficiary of Trunkbow Technologies. Please revise your footnote disclosure in future filings to name the VIE’s of which you are the primary beneficiary.  Also, please tell us why you believe each of the significant control and economic benefits agreements are enforceable under PRC and local law. Please revise your disclosures to address your conclusions regarding the legality and enforceability of the contractual arrangements.

Response:  In future filings of Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, we will include disclosure regarding those VIE’s of which we are the primary beneficiary and the extent to which we believe such agreements are enforceable under PRC law, including conforming disclosures as regards the latter issue as follows:

“As a result of these contractual arrangements, we are considered to be the primary beneficiary of Trunkbow Technologies and Delixunda; we consolidate the results of operations, assets and liabilities of Trunkbow Technologies and Delixunda in our financial statements. Although we have been advised by our PRC legal counsel that each contract under these contractual arrangements is valid and binding under current PRC laws and regulations, […]” [to be added to the disclosure corresponding to the first paragraph appearing on page 26 of the Form 10-Q for the Quarterly Period Ended September 30, 2011]

11.
We note your disclosure on page 26 which indicates that the PRC government could conclude that your contractual arrangements may not be enforceable in the PRC and you therefore may not be able to exert effective control of your VIE’s.  Please revise in future filings to clarify what impact such actions may have on your ability to consolidate.  See ASC 810-10-50-2AA.

Response: In future filings, we will include the following disclosure to explain the impact of such actions may have on our ability to consolidate the VIEs.

“If the applicable PRC authorities invalidate our contractual arrangements for violation of PRC laws, rules and regulations, in such an event, the Company would lose control of the VIE resulting in its deconsolidation in financial reporting and loss in the Company’s market valuation.

In addition, if any of our VIEs or all or part of its assets become subject to court injunctions or asset freezes or liens or rights of third-party creditors, we may be unable to continue some of our businesses, which could adversely affect our business, financial condition and results of operations. If any of our VIEs undergoes a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors may claim rights to some or all of its assets. The occurrence of any of these events may hinder our ability to operate business, which could in turn materially harm our business and ability to generate revenues and cause the market price of our ordinary shares to decline significantly.”

We acknowledge that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact our legal counsel, Mitchell S. Nussbaum of Loeb & Loeb LLP, at (212) 407-4159, or Norwood P. Beveridge of Loeb & Loeb LLP, at (212) 407-4970, if you have any questions.

Sincerely, Trunkbow International Holdings Limited /S/ Li Qiang Li Qiang, Chief Executive Officer